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                                                                    EXHIBIT 10.1











                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-54356) of Ceragon Networks Ltd. (the "Company") of our report dated January 25, 2001, which is included in this Annual Report on Form 20-F of the Company for the year ended December 31, 2000, filed with the Securities and Exchange Commission.









LUBOSHITZ KASIERER
Member Firm of Arthur Andersen







Tel Aviv, June 28, 2001